Suite 507 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Jet Gold Adds Area to Naskeena Coal Property

July 14, 2008, Robert L. Card, President, Jet Gold Corp. (TSX-V: JAU) ("Jet Gold" or the "Company") is pleased to announce that the Company has applied to the British Columbia Department of Energy, Mines and Petroleum Resources for an additional coal license adjoining its present coal tenures.

This coal license is located adjacent to and on the southern boundary of the Company's present coal licences which cover the Naskeena property. The application, which must be reviewed and offered by the government, is for 1,500 hectares or approximately 3,750 acres. It adds about 33% to the Company's Naskeena property bringing the total area under licence or application to approximately 6,000 hectares (14,800 acres). The Company's geological consultant, Alex Burton, P.Eng. P.Geo., has recommended the additional area based on a review of the surface geology and coal cuttings found adjacent to an old drill hole. This recommendation and promising early results from the 2008 drill program have prompted the application for additional ground by the Company.

The Company is presently engaged in its summer program of diamond drilling on the property and will have some drilling results to report in the near future. Drilling is going well at this time and is focused on an apparent upper coal bearing section. As well, the switch to larger 2.5" diameter core, versus the 1.75" diameter core used in 2007 is yielding better results with regard to more core recovery and less core grinding. At this time it is observed that there may be up to three sedimentary regimes containing coal beds within the sedimentary suite and significant drilling will be required to report on them with regard to linkage or connectivity.

The Naskeena property is located near Terrace, British Columbia, Canada about 60km north of Terrace and is serviced by a two lane all weather paved highway. Access to the Naskeena is exceptional due to this road and the proximity to the Port of Prince Rupert.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Eng. P.Geo., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: **Robert L. Card**
                                   Jet Gold Corp.
                                   604-687-7828
                                   Robertcard@shaw.ca
                                   www.jetgoldcorp.com